NEWS RELEASE	RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR03-35 NOVEMBER 21, 2003

RUBICON OPTIONS TWO RED LAKE PROJECTS TO GOLDCORP
-$6.6 million deal includes a one million share private placement by Goldcorp and $5 million earn-in on projects-

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that Rubicon Minerals has optioned its Red Lake North and Adams Lake property blocks to Goldcorp Inc. To earn a 60% interest in the properties, Goldcorp must spend $5 million on exploration over four years, including committed first year expenditures of $750,000, and complete a one million share private placement into Rubicon at a price of $1.60 per share for total proceeds of $1,600,000. For project locations, please refer to the Company Website: www.rubiconminerals.com.

David Adamson stated, "We are very pleased to have Goldcorp as a significant shareholder of Rubicon as well as our partner in exploring the North Red Lake and Adams Lake projects. Rubicon is now one of a very exclusive group of companies in which Goldcorp has chosen to acquire both an equity interest in the Company and a participating interest in two of our projects.

Combined, this Goldcorp agreement and Rubicon's recently announced agreement on our nearby East Bay project with Wolfden Resources (see news release dated November 10, 2003) require $1.25 million expenditures in the first year and a total of $10 million of funding before either party earns any interest in the respective projects."

The acquired projects are summarized below:

1) North Red Lake. Rubicon controls two claim blocks which lie immediately adjacent to property (the Sidace Lake property) controlled by Planet Explorations Ltd. in which Goldcorp is earning an interest. Considerable drilling has been carried out on a mineralized zone which lies between the two Rubicon claims and from which a number of significant intercepts have been reported by Planet. Rubicon interprets the setting of mineralization in the area to show similarities with Hemlo-style mineralization which comprises broad gold zones developed within extensive quartz-sericite-pyrite schists. The Rubicon claims contain untested possible continuations of the Sidace Lake gold zone and will be the target of diamond drilling.

Further to the southwest, Rubicon controls 12 kilometres of the continuation of the East Bay trend which, elsewhere, hosts a variety of styles of mineralization. Rubicon has supplemented its regional magnetic and electromagnetic databases in this region with detailed 50 metre spaced ground magnetic and max-min surveys which will aid in the drill targeting process.

2) Adams Lake. This property covers a major fold closure approximately 5 km east of Campbell and Red Lake mines. In terms of structural setting and host rock types, the property shows similarities with these mine settings. Goldcorp and Rubicon will be working together to develop an exploration program for this area.

In other terms of the agreement, Goldcorp can earn an additional 10% interest by funding all work to the completion of a bankable feasibility study on a minimum of 500,000 oz gold reserves by January 1, 2010. Rubicon will be the operator for the later of the first two years or completion of $2 million of expenditures. This agreement is subject to applicable regulatory approvals and completion of title due diligence by Goldcorp.

In addition, to its Red Lake projects, Rubicon has a major partnership with Placer Dome in Newfoundland on the Golden Promise project where drilling is underway. The Company sees Newfoundland as an emerging and underexplored gold region and anticipates drill-focused testing of targets on other gold projects in Newfoundland over the next 6-8 months. Rubicon has also recently acquired an interest in a private Nevada exploration company that is developing a drill-oriented business strategy offering exposure to another major, world class gold district.

RUBICON MINERALS CORPORATION

David W. Adamson

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President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 1 of 1

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.